Exhibit 12.1

BURLINGTON NORTHERN SANTA FE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratio Amounts)

(Unaudited)

Three Months Ended March 31,	2004	2003
Earnings:
Income before income taxes and cumulative effect of accounting change	$311	$238
Add:
Interest and fixed charges, excluding capitalized interest	102	106
Portion of rent under long-term operating leases representative of an interest factor	48	46
Distributed income of investees accounted for under the equity method	1	1
Amortization of capitalized interest	2	2
Less: Undistributed equity in earnings of investments accounted for under the equity method	3	4

Total earnings available for fixed charges	$461	$389

Fixed charges:
Interest and fixed charges	$104	$108
Portion of rent under long-term operating leases representative of an interest factor	48	46

Total fixed charges	$152	$154

Ratio of earnings to fixed charges	3.03x	2.53x